UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

TRXADE HEALTH, INC.
(Name of Issuer)

Common Stock, $0.00001 par value per share
(Title of Class of Securities)

89846A207
(CUSIP Number)

Suren Ajjarapu
2420 Brunello Trace Lutz, Florida 33558
(800) 261-0281
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89846A207	Schedule 13D/A	Page 2 of 7

1.	Name of Reporting Person Suren Ajjarapu
2.	Check the Appropriate Box if a Member of a Group. (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐.
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,613,824 shares*
	8.	Shared Voting Power 675,000 shares
	9.	Sole Dispositive Power 1,613,824 shares*
	10.	Shared Dispositive Power 675,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,288,824 shares*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 24.5%
14.	Type of Reporting Person IN

* Includes 14,584 shares of Common Stock issuable upon exercise of the Options described below.

CUSIP No. 89846A207	Schedule 13D/A	Page 3 of 7

1.	Name of Reporting Person Sandhya Ajjarapu
2.	Check the Appropriate Box if a Member of a Group. (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 675,000 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 675,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 675,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person IN

CUSIP No. 89846A207	Schedule 13D/A	Page 4 of 7

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 31, 2014, as amended by Amendment No. 1 thereto, filed with the Commission on April 21, 2020 and Amendment No. 2 thereto, filed with the Commission on June 16, 2020 (as amended to date, the “Schedule 13D”), by Suren Ajjarapu and Sandhya Ajjarapu, each a “Reporting Person” and collectively, the “Reporting Persons.” Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 1. Security and Issuer

This Statement relates to the common stock, $0.00001 par value per share (the “Common Stock”), of TRxADE HEALTH, INC., a Delaware corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 2420 Brunello Trace Lutz, Florida 33558.

Item 2. Identity and Background

(a) This Statement is being filed by Suren Ajjarapu and Sandhya Ajjarapu.

Suren Ajjarapu (“Mr. Ajjarapu”) and Sandhya Ajjarapu (“Mrs. Ajjarapu”) are husband and wife and as such, Suren Ajjarapu is deemed to beneficially own the securities held by Sandhya Ajjarapu.

(b) Mr. Ajjarapu’s business address is c/o TRxADE HEALTH, INC., 2420 Brunello Trace Lutz, Florida 33558.

Mrs. Ajjarapu’s residence address is 19814 Sea Rider Way, Lutz, Florida.

(c) Suren Ajjarapu’s principal business occupation is the Chief Executive Officer and Chairman of the Issuer.

Mrs. Ajjarapu’s principal occupation is serving in Customer Service at Titan Technologies 1001 East Palm Avenue, Tampa, Florida 83605.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Ajjarapu and Mrs. Ajjarapu are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

On May 20, 2022, Sandhya Ajjarapu Revocable Trust of 2007 purchased 10,000 shares of common stock in open market transactions at a price of $1.30 per share.

On September 1, 2022, Mr. Ajjarapu was issued 51,724 shares of Restricted Common Stock pursuant to the Issuer’s Amended and Restated 2019 Equity Incentive Plan, which are subject to forfeiture. The shares vest at the rate of 1/4 of the shares on September 30, 2022, October 31, 2022, November 30, 2022 and December 31, 2022, subject to Mr. Ajjarapu’s continued service to the Company on such vesting dates, and subject to the terms and conditions of a Restricted Shares Grant Agreement entered into by and between the Issuer and Mr. Ajjarapu.

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Item 4. Purpose of the Transaction

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Company and other relevant factors, the Reporting Persons may purchase additional securities of the Company or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions or otherwise. Mr. Ajjarapu may also acquire additional shares of common stock under various employee benefit and compensation arrangements with the Company in the future.

Other than as discussed above, and except as may occur in the ordinary course of business of the Company, the Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as discussed above and except that the Reporting Persons currently contemplate acquiring additional securities of the Issuer from time to time in open market or private purchases subject to market conditions and other factors;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above, except as discussed above.

However, Mr. Ajjarapu, in his capacity as a member of the Board and Chief Executive Officer may, from time to time, become aware of, initiate, and/or be involved in discussions that relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 to acquire or dispose of securities of the Company and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

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Item 5. Interest in Securities of the Issuer

(a) As of the close of business on October 18, 2022, the Reporting Persons beneficially own in aggregate 2,288,824 shares of Common Stock representing 24.5% of the 9,318,708 shares of the Company’s issued and outstanding Common Stock on such date. As of the close of business on October 18, 2022, Mr. Ajjarapu beneficially owns an aggregate of 1,613,824 shares of Common Stock representing 17.3% of the shares of the Company’s issued and outstanding Common Stock on such date and Ms. Ajjarapu beneficially owns an aggregate of 897,500 shares of Common Stock representing 9.6% of the shares of the Company’s issued and outstanding Common Stock on such date.

The number of shares beneficially owned by Mr. Ajjarapu as described above includes (i) 1,164,240 shares owned directly by Mr. Ajjarapu, (ii) 675,000 shares owned by Ms. Ajjarapu, which Mr. Ajjarapu also claims beneficial ownership of, (iii) 212,500 shares owned by the Surendra Ajjarapu Revocable Trust of 2007, which Mr. Ajjarapu is deemed to beneficially own as trustee of such trust, (iv) 212,500 shares owned by the Sandhya Ajjarapu Revocable Trust of 2007, which Mr. Ajjarapu is deemed to beneficially own as trustee of such trust and (v) options to purchase 14,584 shares of Common Stock granted in 2019, that are exercisable within 60 days of the date of this filing, which have an exercise price of $0.44 per share and an expiration date of May 13, 2029 (the “Options”).

(b) Mr. Ajjarapu has the sole power to vote or to direct the vote of 1,613,824 shares of Common Stock and shared power to vote or direct the vote of 675,000 shares of Common Stock. Mrs. Ajjarapu has the sole power to vote or to direct the vote of no shares of Common Stock and shared power to vote or direct the vote of 675,000 shares of Common Stock.

(c) See Item 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e) N/A.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Except as set forth herein, as described below, and customary restricted stock award agreements evidencing Mr. Ajjarapu’s restricted stock which were granted by the Issuer, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

On October 4, 2022, in connection with the closing of a public offering of the Issuer, each of the directors and executive officers of the Company, including Mr. Ajjarapu, entered into a lock-up agreement pursuant to which he agreed not to sell or transfer any of the Company securities which he holds, subject to certain exceptions, during the 90-day period following the closing of the offering (which closed on October 4, 2022).

CUSIP No. 89846A207	Schedule 13D/A	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 19, 2022

/s/ Suren Ajjarapu
Suren Ajjarapu

/s/ Sandhya Ajjarapu
Sandhya Ajjarapu